82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

[redacted]

02026450

REGISTRANT'S NAME Continental Precious Minerals

*CURRENT ADDRESS ____________________

**FORMER NAME ____________________

**NEW ADDRESS ____________________

PROCESSED
APR 1 1 2002
THOMSON FINANCIAL

FILE NO. 82- ~~2213~~ 3358 FISCAL YEAR 5-31-01

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dle

DATE : 2-8-02

Br

Continental Precious Minerals Inc.

CZQ
ME

annual report

CONTINENTAL PRECIOUS MINERALS INC.
56 Temperance Street, 4th Floor, Toronto, Ontario, M5H 3V5

TO THE SHAREHOLDERS:

In the past year your company has acquired exploration permits covering approximately 65,000 acres on Ellsmere Island. We previously had a royalty interest in these properties. This acreage has had little previous exploration activity but several significant anomalous polymetalic mineral occurrences were detected. Several major companies have indicated an interest in doing a joint venture or a farm in on these properties. We are planning to do an extensive exploration program on these properties next summer.

The western Australia Joint Venture, which we participate in, conducted a mining bulk sample on one area of our jointly owned properties. This sample has indicated that the grades in this particular sample were uneconomic at present gold prices. The management committee of the joint venture is presently reviewing several options, which will deal with future plans for the rest of the property in the upcoming year.

Your company now has an approximate 45% interest in Ekwan Technology Corporation. This technology will dramatically increase the effectiveness of mineral exploration. Your company plans to do significant exploration using this technology for the summer season of 2002. This technology will allow us to obtain substantial interest in any joint venture in which we participate. The technology will also allow us to derive revenues from leasing or selling the units used in this technology.

Continental continues to own several royalties in properties and in areas throughout North America however the mineral exploration activity related to these royalties is minimal at this time.

Your company still has significant working capital and is in a position to search and take advantage of any future opportunities that may arise.

ON BEHALF OF THE BOARD OF DIRECTORS

Ed Godin, President

October 12th, 2001

BDO

BDO Dunwoody LLP
Chartered Accountants
and Consultants

Royal Bank Plaza
P.O. Box 32
Toronto Ontario Canada M5J 2J8
Telephone: (416) 865-0200
Telefax: (416) 865-0887

Auditors' Report

To the Shareholders of
Continental Precious Minerals Inc.

We have audited the consolidated balance sheets of Continental Precious Minerals Inc. as at May 31, 2001 and 2000 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

BDO Dunwoody LLP

Chartered Accountants

Toronto, Ontario
June 18, 2001

Continental Precious Minerals Inc.
Consolidated Balance Sheets

May 31	2001	2000
Assets		
Current		
Cash and cash equivalents	$ 1,310,555	$ 1,888,516
Marketable securities (quoted market value $164,547; 2000 - $683,898)	164,547	683,898
Accounts receivable	1,655	501
Income taxes recoverable	139,887	192,186
	1,616,644	2,765,101
Investments and advances (Note 2)	723,634	497,063
Future income tax asset (Note 6)	-	34,396
Resource properties (Note 3)	17,376	138,581
	$ 2,357,654	$ 3,435,141
Liabilities and Shareholders' Equity		
Current		
Accounts payable	$ 28,694	$ 19,719
Future income tax liability (Note 6)	-	100,544
	28,694	120,263
Shareholders' equity		
Share capital (Note 4)	4,293,379	4,293,379
Deficit	(1,964,419)	(978,501)
	2,328,960	3,314,878
	$ 2,357,654	$ 3,435,141

On behalf of the Board:

_______________ Director
Ed Godin

_______________ Director
Patricia Sheahan

The accompanying notes are an integral part of these financial statements.

BDO

Continental Precious Minerals Inc.
Consolidated Statements of Operations and Deficit

For the years ended May 31	2001	2000
Revenue		
Interest income	$ 66,957	$ 66,327
Other income	4,005	-
Gain on sale of investments	-	123,957
	70,962	190,284
Expenses		
Amortization	-	120
Consulting fees	2,275	11,920
Directors' fees	6,000	4,500
Expense allowance	19,500	18,000
Management salaries and benefits	125,957	138,860
Office and general	27,085	21,052
Professional fees	30,088	20,136
Shareholder information	11,728	6,431
Stock exchange fees	4,280	-
Transfer agent's fees	6,664	7,451
Travel and business development	67,126	54,452
Write down of investments	18,155	189,869
Write off of resource properties	138,580	-
Loss on sale of marketable securities	637,600	-
Share of results of Ekwan Technology Corporation	27,990	-
	1,123,028	472,791
Loss before income taxes	(1,052,066)	(282,507)
Income taxes (Note 6)		
Current (recovery)	-	(48,819)
Future (reduction)	(66,148)	(127,388)
Future income tax reduction resulting from change in tax rate	-	(14,567)
	(66,148)	(190,774)
Net loss for the year	(985,918)	(91,733)
Deficit, beginning of year	(978,501)	(886,768)
Deficit, end of year	$ (1,964,419)	$ (978,501)
Basic loss per share (Note 7)	$ (0.17)	$ (0.02)

The accompanying notes are an integral part of these financial statements.

BDO

Continental Precious Minerals Inc.
Consolidated Statements of Cash Flows

For the years ended May 31	2001	2000
Cash provided by (used in)		
Operating activities		
Net loss for the year	$ (985,918)	$ (91,733)
Adjustments to reconcile net loss to net cash provided by operating activities		
Amortization	-	120
Write down of investments	18,155	189,869
Loss (gain) on sale of investments	637,600	(123,957)
Future income taxes	(66,148)	(127,388)
Future income tax expense resulting from reduction in tax rate	-	(14,567)
Write off of resource properties	138,580	-
Share of results from Ekwan Technology Corporation	27,990	-
Changes in non-cash working capital balances		
Accounts receivable	(1,154)	8,419
Income taxes	52,299	(40,888)
Accounts payable	2,155	614
	(176,441)	(199,511)
Investing activities		
Acquisition of investments	(433,777)	(649,266)
Proceeds from sale of investments	42,812	794,994
Expenditure on resource properties and related expenditures	(10,555)	-
	(401,520)	145,728
Decrease in cash and cash equivalents during the year	(577,961)	(53,783)
Cash and cash equivalents, beginning of year	1,888,516	1,942,299
Cash and cash equivalents, end of year	$ 1,310,555	$ 1,888,516

1. Summary of Significant Accounting Policies

The following is a summary of significant accounting policies of the Company:

(a) Nature of Business

Continental Precious Minerals Inc.'s (the "Company") main business focus is in the natural resource industry which includes portfolio investments in common shares of other companies involved in exploration, development and production of natural resources.

(b) Principles of Consolidation

The Company incorporated a subsidiary, Cambodian Ventures Ltd., in February 1995.

These financial statements include the accounts of the subsidiary from the date of incorporation.

(c) Marketable Securities

Marketable securities are recorded at the lower of cost and market value.

(d) Investments

Long term investments over which the Company has significant influence are recorded using the equity method, whereby the financial statements reflect in net income the Company's proportion of the results of the operations of such entities. These results are included on the basis of fiscal years ending on dates other than the Company's year end.

Investments over which the Company does not exercise significant influence are recorded at cost and are written down when a permanent impairment in value is identified.

(e) Resource Properties

Costs relating to the acquisition, exploration and development of resource properties which are held by the Company are capitalized until such time as either economically recoverable reserves are established, or the properties are sold or abandoned. The ultimate recovery of these costs depends on the discovery and development of economic ore reserves or the sale of the properties or the mineral rights. The amounts shown for reserve properties do not necessarily reflect present or future values.

These costs will be amortized against income if the property is brought into commercial production or charged to income if the property is, or is to be, abandoned or disposed of.

(f) Flow-Through Common Shares

The common shares of the Company allow for the transfer of the income tax deductibility of related exploration expenditures incurred by the Company to the shareholder. The proceeds on issue of these flow-through common shares, net of issue costs, are allocated to the stated capital of the shares.

1. Summary of Significant Accounting Policies (continued)

(g) Income Taxes

The asset and liability method is used for determining income taxes. Under this method, future tax assets and liabilities are recognized for the estimated tax recoverable or payable which would arise if assets and liabilities were recovered and settled at the financial statement carrying amounts. A future tax asset is not recognized if it is considered more than likely than not that the asset will not be realized. Future tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. Changes to these balances are recognized in income in the period in which they occur.

(h) Accounting Estimates

Preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimated.

(i) Financial Instruments

Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest rate or credit risks arising from its financial instruments. The fair value of current financial instruments excluding marketable securities and investments approximates the carrying value due to their short term maturity.

(j) Cash and Cash Equivalents

Cash and cash equivalents are defined as highly liquid investments with original maturities of three months or less and consist of money market instruments.

The Company's cash equivalents consist of Canada T-Bills and term deposits of $924,260 (2000 - $1,266,707)) all of which have current maturities before July 2001.

2. Investments

	2001	2000
Investments with quoted market value (quoted market value $54,793; 2000 - $181,463)	$ 54,793	$ 214,463
Investments without quoted market value:		
791837 Alberta Ltd - at cost	314,675	237,600
Tizzard Explorations - at valuation	10,000	10,000
Ekwan Technology Corporation - at cost	372,156	-
Share of results of Ekwan Technology Corporation	(27,990)	-
Advances	-	35,000
	$ 723,634	$ 497,063

The fair value of marketable securities and investments other than investments without quoted market value is based on quoted market values.

The fair value of investments without quoted market value is not readily determinable as the shares are not traded. $314,675 (2000 - $237,600) relates to investment and advances in a company whose underlying asset is an investment in a resource property located in Western Australia. Management estimates that there has been no permanent impairment in the value of these non-quoted investments.

The prior year advance consists of $35,000 made to a technology company which is related to the natural resource industry. During the current year, the advance was converted into an equity investment as noted in Note 8.

The summarised audited balance sheet of Ekwan Technology Corporation at March 31, 2001 and results from operations for the eleven months then ended are:

Balance sheet	
Current assets	$ 170,809
Deferred development costs	522,791
	$ 693,600
Current liabilities	$ 60,218
Shareholders equity	633,382
	$ 693,600
Results of operations	
Losses for the period	$ 97,086

At March 31,2001 the Company owned 28,83% of Ekwan Technologies Corporation.

3. Resource Properties

			2001		2000
Dryden mining claims, Ontario		$	10,555	$	-
Residual interests	(1)		1		1
Lac Roche mining claims, Quebec					
Staking and other exploration expenditures			-		138,580
Ellesmere and Devon Island properties, Nunavut			6,820		-
		$	17,376	$	138,581

(1) The Company holds a residual interest in certain resource properties which are carried at a nominal amount. Details of these interests are as follows:

(a) Baffin Island

The Company holds a 3% net smelter return ("NSR") royalty in certain mining claims located on Baffin Island, known as the Perimeter Properties, that are owned by International Capri Resources Ltd. ("Capri"). Should the proven and/or probable reserves be not less than 25,000,000 tons the NSR royalty will increase to 4% and should the proven and/or probable reserves be not less than 50,000,000 tons the NSR royalty will increase to 5%. In the event that the NSR royalty increase to 4% or 5%, Capri shall have the option to purchase the Company's NSR royalty in excess of 3% for $5,000,000.

(b) Other Interests

The Company has net profit interests in the following properties owned by Texas Star Resource Corporation:

Northwest Territories properties	-	2% net profit interest
Big Trout Diamond, Ontario property	-	3% net profit interest
Crater of Diamonds, Arkansas property	-	3% net profit interest
Other Arkansas properties	-	2% net profit interest

4. Share Capital

Authorized
Unlimited number of Class A preference shares
Class A Preference shares are issuable in one or more series, the terms of which are subject to the discretion of the directors at the date of issuance.
Unlimited number of Common shares
Issued
Common shares

	Number of Common Shares	Consideration
Share capital, May 31, 2001 and 2000	5,796,510	$ 4,293,379

(a) Stock Option Plan

The Company has established a stock option plan (the "Plan") for directors, officers and key employees. Under the Plan the directors have granted stock options as follows:

Exercise price	$ 0.55	$ 0.55	$ 0.45
Expiry Date	May 27, 2001	Sept. 5 2002	Sept. 28, 2004
Balance May 31, 1999	140,000	216,427	-
Granted	-	-	184,309
Exercised	-	-	-
Cancellations and forfeitures	-	-	-
Balance May 31, 2000	140,000	216,427	184,309
Granted	-	-	-
Exercised	-	-	-
Cancellation and forfeitures	(140,000)	-	-
Balance May 31, 2001	-	216,427	184,309

5. Supplementary Cash Flow Information

	2001	2000
Cash paid for income taxes	$ 3,160	$ -
Cash refunded for income taxes	$ (55,459)	$ -

6. Income Taxes

(a) Effective Tax Rates

The Company's effective tax rate, which differs from the combined federal and provincial statutory income tax rates, is reconciled as follows:

	2001	2000
Income taxes at combined federal and provincial statutory income tax rates of 42.12%	$ (443,131)	$ (118,992)
Realization of unrecorded future tax assets	-	(99,904)
Unrecorded net future tax assets	354,938	37,908
Other tax benefits not realized	(1,054)	(18,347)
Permanent differences	23,099	8,561
	$ (66,148)	$ (190,774)

(b) Future Income Taxes

The tax effects of the significant components of temporary differences giving rise to the Company's net income tax assets and liabilities are as follows:

	2001	2000
Future income tax asset		
Other	-	34,396
Future income tax liability		
Resource property not tax deductible	$ -	$ 58,370
Flow through shares	-	42,174
	$ -	$ 100,544

(c) Unrecorded Future Income Tax Assets

The Company has net unrecorded future income tax assets of approximately $355,000 (2000 - $271,169) arising from loss carry forwards, other tax allowances and capital losses. Of the loss carry forwards $58,500 expires in 2007 and $195,800 expires in 2008.

7. Basic Earnings (Loss) Per Share

(a) Basic

Basic earnings (loss) per share figure has been calculated using the weighted average number of common shares outstanding during the year.

(b) Fully Diluted

Fully diluted earnings per share for 2001 and 2000 have not been disclosed as the effects would be anti-dilutive.

8. Related Party Transactions

During the 2001 fiscal year, the Company converted monies advanced to Ekwan Technology Corporation ("Ekwan") into an equity investment. Ekwan is a company whose director and president is the Company's director and president. During the year the Company's president donated 2 million common shares in Ekwan to the Company for no consideration. In addition the Company acquired 5 million common shares of Ekwan for a cash consideration of $215,000 and settlement of the $35,000 advanced previously.On May 22, 2001 the Company acquired 2,443,125 shares for a cash consideration of $122,156. After these transactions the Company owns 9,443,125 of the common shares of Ekwan. This represents 34.3% of Ekwan's issued share capital.

CONTINENTAL PRECIOUS MINERALS INC.

4th Floor, 56 Temperance Street
Toronto, Ontario
M5H 3V5

Supplemental Mailing List Form

National Policy No. 41 adopted by Canadian Securities Regulators allows an exemption to the Corporation from sending unaudited interim financial statements to shareholders. If you wish to receive the Corporation's unaudited interim financial statements, you must complete this form and forward it, either with your proxy or separately, to our transfer agent:

EQUITY TRANSFER SERVICES INC.
120 Adelaide Street West
Suite 420
Toronto, Ontario
M5H 4C3

Please note that both registered and non-registered shareholders should return the form; registered shareholders will not automatically receive unaudited interim financial statements (registered shareholders are those with shares registered in their name; non-registered shareholders have their shares registered in an agent, broker, or bank's name).

****

Please put my name on your Supplemental Mailing List to receive unaudited interim financial statements of Continental Precious Minerals Inc.

[Please PRINT your name and address]

____

(First Name and Surname)

____

(Number and Street) **(Apartment/Suite)**

____

(City) **(Province/State)**

____

(Postal/Zip Code) **(Country)**

Signed: ____________________________

(Signature of Shareholder)

CONTINENTAL PRECIOUS MINERALS INC.

4th Floor
56 Temperance Street
Toronto, Ontario
M5H 3V5

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
TO BE HELD ON NOVEMBER 14, 2001

TO THE SHAREHOLDERS OF CONTINENTAL PRECIOUS MINERALS INC.:

NOTICE IS HEREBY GIVEN that an annual meeting (the "Meeting") of shareholders of Continental Precious Minerals Inc. (the "Corporation") will be held on Wednesday, November 14, 2001, at 11:00 a.m. (Toronto time) at the Ontario Club, 30 Wellington Street, 5th Floor, Commerce Court South, Toronto, Ontario for the purpose of considering and acting upon the following matters:

1. to receive, consider and approve the consolidated financial statements of the Corporation for the fiscal year ended May 31, 2001, and the report of the auditors thereon;

2. to appoint auditors and to authorize the directors to fix their remuneration;

3. to elect directors;

4. to ratify all acts and deeds of the directors and officers of the Corporation in their capacity as such for and on behalf of the Corporation since the beginning of the Corporation's most recently-completed fiscal year; and

5. to transact such further and other business as may properly come before the meeting or any adjournment thereof.

Shareholders of record as of the close of business on October 10, 2001 will be entitled to notice of and to vote at the Meeting. Shareholders who do not expect to attend the Meeting in person are urged to execute and return the accompanying proxy in the prepaid envelope provided for that purpose.

Dated the 5th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS,

ED GODIN
PRESIDENT

Toronto, Ontario

IMPORTANT: Shareholders who are unable to be present in person at the Meeting are requested to fill in, date, sign and return, in the envelope provided for that purpose, the form of proxy accompanying this Notice. In order to be voted, proxies must be received by the Corporation, c/o Equity Transfer Services Inc., the Corporation's transfer agent, at Suite 420, 120 Adelaide Street West, Toronto, Ontario M5H 3V5, Attention: Proxy Department, by not later than 48 hours (excluding Saturdays and holidays) before the Meeting or any adjournment thereof. A management information circular and form of proxy accompany this Notice.

CONTINENTAL PRECIOUS MINERALS INC.

MANAGEMENT INFORMATION CIRCULAR

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS
WEDNESDAY, NOVEMBER 14, 2001

SOLICITATION OF PROXIES

THIS MANAGEMENT INFORMATION CIRCULAR IS FURNISHED IN CONNECTION WITH THE SOLICITATION BY THE MANAGEMENT OF CONTINENTAL PRECIOUS MINERALS INC. (THE "CORPORATION") OF PROXIES TO BE USED AT THE ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF THE CORPORATION TO BE HELD ON NOVEMBER 14, 2001 AT THE ONTARIO CLUB, 30 WELLINGTON STREET, 5TH FLOOR, COMMERCE COURT SOUTH, TORONTO, ONTARIO AT 11:00 A.M. (TORONTO TIME), AND AT ANY ADJOURNMENT THEREOF (THE "MEETING") FOR THE PURPOSES SET OUT IN THE ENCLOSED NOTICE OF MEETING. It is expected that the solicitation will be primarily by mail but proxies may also be solicited personally by regular employees of the Corporation at nominal cost. The cost of solicitation by management will be borne by the Corporation.

APPOINTMENT AND REVOCATION OF PROXIES

The persons named in the enclosed form of proxy are officers or directors of the Corporation. A SHAREHOLDER DESIRING TO APPOINT SOME OTHER PERSON TO REPRESENT HIM OR HER AT THE MEETING MAY DO SO either by inserting such person's name in the blank space provided in the accompanying form of proxy or by completing another proper form of proxy and, in either case, depositing the completed proxy at the office of the transfer agent indicated on the enclosed envelope not later than 48 hours (excluding Saturdays and holidays) before the time of holding the Meeting, or delivered to the chairman on the day of the Meeting or any adjournment thereof. **Each shareholder is entitled to appoint a person to represent such shareholder at the Meeting, who need not be one of the persons named in the accompanying form of proxy.**

A proxy given pursuant to this solicitation may be revoked by instrument in writing, including another proxy bearing a later date, executed by the shareholder or by his or her attorney authorized in writing, and deposited either at the registered office of the Corporation at any time up to and including the last business day preceding the day of the meeting, or any adjournment thereof, at which the proxy is to be used, or with the chairman of such meeting on the day of the meeting, or adjournment thereof, or in any other manner permitted by law.

VOTING OF PROXIES

Shares represented by properly executed proxies in favour of persons designated in the printed portion of the enclosed form of proxy WILL BE VOTED FOR EACH OF THE MATTERS TO BE VOTED ON BY SHAREHOLDERS AS DESCRIBED IN THIS CIRCULAR OR WITHHELD FROM VOTING OR VOTED AGAINST IF SO INDICATED ON THE FORM OF PROXY. The enclosed form of proxy confers discretionary authority upon the persons named therein with respect to amendments or variations to matters identified in the notice of meeting, or other matters which may properly come before the Meeting. At the time of printing this information circular, management of the Corporation knows of no such amendments, variations or other matters to come before the Meeting.

The exercise of a proxy does not constitute a written objection for the purposes of subsection 185(6) of the *Business Corporations Act* (Ontario) (the "Act").

Voting Securities and Principal Holders Thereof

The authorized capital of the Corporation consists of an unlimited number of Class A Preference Shares and an unlimited number of common shares ("Common Shares"). At the date of this Circular, the Corporation had issued and outstanding 5,796,510 Common Shares, each carrying one vote per share.

In accordance with the provisions of the Act, the Corporation has prepared a list of all persons who are registered holders of common shares on October 10, 2001 (the "Record Date") and the number of Common Shares registered in the name of each person on such date. Each shareholder is entitled to one vote for each Common Share registered in such shareholder's name as it appears on the list except to the extent that such shareholder has transferred any of his or her shares after the Record Date and the transferee of those shares produces properly endorsed share certificates or otherwise establishes that he or she owns the shares and demands, not later than ten days before the date of the Meeting, that his or her name be included in the list. In such case the transferee is entitled to vote his or her shares at the Meeting.

To the knowledge of the directors and officers of the Corporation, as of the date of this Circular, the only person who beneficially owns, directly or indirectly, or exercises control or direction over securities carrying more than 10% of the voting rights attached to any class of outstanding voting securities of the Corporation entitled to be voted at the meeting is as follows:

Name of Shareholder	**Securities so Owned, Controlled or Directed**	**% of the Class of outstanding Voting securities of the Corporation**
Ed Godin	1,160,492 Common Shares (1)	20.02%

(1) 187,500 of the 1,160,492 Common Shares held by Ed Godin were escrowed pursuant to an escrow agreement requiring the consent of the Montreal Exchange prior to any dealings with such escrowed shares. It is expected that these shares will also be subject to escrow pursuant to the requirements of the Canadian Venture Exchange - See "Migration from Montreal Exchange to the Canadian Venture Exchange". Mr. Godin is also the holder of stock options for the purchase of 289,500 Common Shares which, if exercised, would represent an additional 0.05 % of the issued and outstanding shares, assuming no exercise by any other holder of stock options. See "Executive Compensation" for particulars of the stock options.

PARTICULARS OF MATTERS TO BE ACTED UPON

Election of Directors

The articles of the Corporation provide that the board may consist of a minimum of three and a maximum of nine directors, to be elected annually. As the number of directors to be elected has been fixed at three, shareholders will be asked to elect three directors at the Meeting.

The following table provides the names of the proposed nominees for election to the board of directors (the "Nominees") and information concerning each of them. The persons indicated on the enclosed form of proxy intend to vote for the election of the Nominees. Management does not contemplate that any of the Nominees will be unable to serve as a director. Each Nominee elected will hold office from the date of the Meeting or any adjournment thereof at which he or she is elected until his or her successor is elected at the next annual meeting of the Corporation, or any adjournment thereof, or until his or her successor is elected or appointed. Two or more persons, personally present or represented by proxy and representing not less than fifty percent (50%) of the outstanding shares of the Corporation entitled to vote at the Meeting shall constitute a quorum for the purposes of electing directors at the Meeting. In the event that directors are not elected at the Meeting for whatever reason, the incumbent directors shall continue in office until their successors are elected.

Name and Municipality of Residence	Office Held with the Corporation	Director Since	Principal Occupation if Different from Office Held	Number of Common Shares Beneficially Owned or Over Which Control is Exercised (1)
Ed Godin (2) Mississauga, Ontario	President, Secretary-Treasurer and Director	April 28, 1987	N/A	1,160,492
Patricia Sheahan (2) North York, Ontario	Director	August 22, 1988	President of Konsult International Inc. (geoscience information specialist)	15,000
Stewart A. Jackson, Ph. D(2) Colorado, U.S.A.	Director	October 27, 1989	Self-employed mining consultant	106,000

Notes:

(1) *The information as to Common Shares beneficially owned or over which the Nominees exercise control or direction, not being within the knowledge of the Corporation, has been furnished by the respective Nominees individually.*
(2) *Member of Audit Committee.*

MANAGEMENT HAS NO REASON TO BELIEVE THAT ANY OF THE NOMINEES WILL BE UNABLE TO SERVE AS A DIRECTOR, BUT IF A NOMINEE IS FOR ANY REASON UNAVAILABLE TO SERVE AS A DIRECTOR, PROXIES RECEIVED IN FAVOUR OF MANAGEMENT WILL BE VOTED FOR ANOTHER NOMINEE IN THE DISCRETION OF MANAGEMENT UNLESS THE SHAREHOLDER HAS SPECIFIED IN THE PROXY THAT HIS OR HER COMMON SHARES ARE TO BE WITHHELD FROM VOTING IN THE ELECTION OF DIRECTORS.

Appointment of Auditors

Unless such authority is withheld, the persons named in the accompanying proxy intend to vote for the appointment of BDO Dunwoody, as auditors of the Corporation for the year ending May 31, 2002, and to authorize the directors to fix their remuneration.

Audited Financial Statements

The financial statements for the fiscal year ended May 31, 2001, and the report of the auditors thereon, will be submitted to the Meeting. Receipt at the meeting of the Corporation's financial statements and of the auditor's report thereon will not constitute approval or disapproval of any matters referred to therein.

Confirming Acts of Directors and Officers

Highlights of the activities of the Corporation since the beginning of the Corporation's most recently completed fiscal year are discussed in the President's Letter enclosed with this Circular. Although not required to be submitted to a vote of the shareholders, management of the Corporation has, in past years, sought a "vote of confidence" and will accordingly ask shareholders at the Meeting to adopt the following resolution:

> *"**RESOLVED THAT** all acts and deeds of the directors and officers of the Corporation performed in their capacity as such for and on behalf of the Corporation and all contracts entered into and expenditures incurred by the directors and officers for and on behalf of the Corporation since the beginning of the Corporation's most recently-completed fiscal year be approved and ratified."*

Management does not intend to further pursue this matter in the event that a majority of the shareholders fail to approve the foregoing resolution, since the "vote of confidence" being sought is not, technically, required to be obtained.

INDEBTEDNESS OF OFFICERS AND DIRECTORS TO THE CORPORATION

No officer or director of the Corporation is indebted to the Corporation as at the date hereof.

EXECUTIVE COMPENSATION

Compensation of Officers

The following table, presented in accordance with Form 40 of the Regulation made under the *Securities Act* (Ontario), sets forth all annual and long-term compensation for services rendered in all capacities to the Corporation for the last three fiscal years in respect of the individual who was, at each year-end, the Chief Executive Officer of the Corporation (the "Named Executive Officer"). The Corporation had no other executive officers whose total salary and bonuses during the fiscal years ended May 31, 2001, 2000 and 1999 exceeded $100,000:

Summary Compensation Table

		Annual Compensation			Long Term Compensation			
Name and Title	Fiscal Year Ended	Annual Salary ($)	Bonus ($)	Other Compensation ($)	Securities Under Options Granted (#)	Restricted Shares or Restricted Share Units ($)	LTIP Payouts ($)	All Other Compensation ($)
Ed Godin, President, Secretary-Treasurer and Director	May 31, 2001 May 31, 2000 May 31, 1999	120,000 120,000 120,000	- - -	18,000[1] 18,000[1] 18,000[1]	- 184,309 -	N/A	N/A	2,000[2] 1,500[2] 2,000[2]

Notes:

(1) Amount paid as travel allowance.

(2) Amount paid as director's fee.

Stock Option Plan

The Corporation maintains a stock option plan (the "Plan") which was initially established in 1989, and subsequently amended and restated, as approved by the shareholders of the Corporation on November 7, 1994. The Plan is designed to develop the interest of directors, officers and key employees in the growth and development of the Corporation by providing such persons with the opportunity to acquire an increased proprietary interest in the Corporation.

The maximum number of Common Shares reserved for issuance at any time pursuant to the Plan is 1,440,000. The expiry date of options granted under the Plan are determined by the board of directors of the Corporation at the time the options are granted, provided that the term of any such option may not be for less than three years or more than ten years from the date of grant thereof. The exercise price of options granted under the Plan is fixed by the board of directors and must be no less than the closing price of the Common Shares on the stock exchange on which the Common Shares are trading on the day preceding the effective date of each grant.

Option Grants During the Fiscal Year Ended May 31, 2000

No stock options were granted to the Named Executive Officers during the fiscal year ended May 31, 2001.

Options Exercised and Aggregates Remaining at Year-end

The following table provides detailed information regarding options exercised by the Named Executive Officer and options held by the Named Executive Officer as at May 31, 2001:

Name	Securities Acquired on Exercise (#)	Aggregate Value Realized ($)	Unexercised Options at May 31, 2001		Value of Unexercised In-the-Money Options at May 31, 2001	
			Exercisable (#)	Unexercisable (#)	Exercisable ($)	Unexercisable ($)
Ed Godin, President, Secretary-Treasurer and Director	Nil	N/A	289,500	0	0	0

Employment Contracts

The Corporation does not at present have any employment contracts with any employees.

Compensation of Directors

Each director of the Corporation is entitled to receive $1,000 per meeting of the directors. shareholders and audit committee attended by him or her. Accordingly, during the fiscal year ended May 31, 2001, the Corporation paid an aggregate of $4,500 to the directors in respect of such fees.

Directors are also entitled to participate in the stock option plan of the Corporation (the "Plan"). Of the 400,736 outstanding options of the Corporation as at May 31, 2001, 91,236 options have been granted to directors of the Corporation, other than the Named Executive Officer.

INTERESTS OF INSIDERS IN MATERIAL TRANSACTIONS

During the 2001 fiscal year, the Corporation converted monies advanced to Ekwan Technology Corporation ("Ekwan") into an equity investment. Mr. Godin is the director and president of both Ekwan and the Corporation. During the year ended May 31, 2001, the Corporation's President donated 2 million common shares in Ekwan to the Corporation for nominal consideration. In addition, during the year ended May 31, 2001, the Corporation acquired 7,443,125 common shares of Ekwan for a cash consideration of $337,156 and settlement of the $35,000 advanced previously. On August 22, 2001, the Corporation acquired 2,920,782 common shares of Ekwan for a cash consideration of $146,039. After these transactions the Corporation owns 12,363,907 of the common shares of Ekwan. This represents 45% of Ekwan's issued and outstanding common shares.

INTERESTS OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

No person who has been a director or officer of the Corporation at any time since the beginning of its last completed financial year, no proposed nominee for election as a director, and no associate of any of the foregoing persons has any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the meeting, except as disclosed in this Information Circular.

MIGRATION FROM THE MONTREAL EXCHANGE TO THE CANADIAN VENTURE EXCHANGE

The Common Shares were previously listed on the Montreal Exchange (the "ME"). Effective October 1, 2001, the Common Shares have been listed on the Canadian Venture Exchange (the "CDNX") under the symbol "CZQ." The Common Shares have been listed on the CDNX but remain suspended from trading pending satisfaction of the CDNX's listing requirements. The Corporation migrated from the ME to the CDNX along with a number of other ME listed issuers as the ME's focus is now solely on the derivatives market.

STATEMENT OF CORPORATE GOVERNANCE

Background

Policy 3.1 of the Canadian Venture Exchange Manual ("Policy 3.1") governs matters relating to corporate governance and prescribes the minimum corporate governance standards and corporate relations policies required to be implemented by all issuers listed on the CDNX. Certain corporate governance policies and practices maintained by the Corporation have been described below. As Policy 3.1 prescribes minimum standards only, some of the corporate governance practices maintained by the Corporation are broader than those prescribed by Policy 3.1.

Duties and Responsibilities of the Board of Directors

The directors of the Corporation are responsible for the stewardship of the Corporation. The board reviews the strategic plan presented by management on a periodic basis and monitors the management of the principal risks faced by the Corporation in relation to its business and operations.

Board Compensation and Structure

The board consists of three members. Given the size of the Corporation, the board considers that its size is appropriate for effective decision-making. Only one director, the President, acts as an executive officer. All other directors are considered to be "unrelated directors " (i.e. non-management directors). They are also unrelated to the President, who, to the knowledge of the Corporation, is the largest shareholder of the Corporation. Accordingly, the investment in the Corporation by shareholders other than its largest shareholder is well represented on the board.

Given the size of the board, the board does not have any committees other than an audit committee which comprises all three members of the board. The board does not have a committee responsible for proposing new nominees to the board and for assessing directors on an ongoing basis, nor does it have an orientation and education program for new recruits to the board. Rather than assigning the matter to a committee, the board as a whole has responsibility for developing the Corporation's approach to governance issues.

Board Independence from Management

The President has general supervision over the business of the Corporation, subject to the limits on his authority as established by the board. The President reports to the board in his capacity as the senior officer, under the parameters established by the Corporation's by-laws. Individual directors may engage the services of outside advisors at the expense of the Corporation in circumstances considered appropriate.

Shareholder Communication

The Corporation regularly communicates with its shareholders and the investment community through its quarterly reports, annual reports and press releases as appropriate from time to time.

Communications from shareholders are referred to the appropriate person for consideration and response. Significant issues raised by shareholders are brought to the attention of the board of directors.

OTHER MATTERS WHICH MAY COME BEFORE THE MEETING

Management knows of no matters to come before the meeting of shareholders other than as set forth in the notice of meeting. **HOWEVER, IF OTHER MATTERS WHICH ARE NOT KNOWN TO THE MANAGEMENT SHOULD PROPERLY COME BEFORE THE MEETING, THE ACCOMPANYING PROXY WILL BE VOTED ON SUCH MATTERS IN ACCORDANCE WITH THE BEST JUDGMENT OF THE PERSONS VOTING THE PROXY.**

GENERAL

Except where otherwise indicated, information contained herein is given as of October 5th, 2001.

The contents and sending of this Information Circular to each director and shareholder of the Corporation and to the auditor of the Corporation, have been approved by the board of directors of the Corporation.

DATED as of the 5th day of October, 2001.

BY ORDER OF THE BOARD OF DIRECTORS

Ed Godin
President and Chief Executive Officer